Prospectus Supplement
Dated February 2, 2006

to the Prospectus
Dated April 29, 2005,
as Supplemented,

for
Group and Individual Deferred Variable Annuity Contracts
issued by
Separate Account B of
ING USA Annuity and Life Insurance Company

("ING Rollover Choice^{SM} Variable Annuity")

The information in this supplement updates and amends certain information concerning investment options contained in the above referenced prospectus, dated April 29, 2005, as supplemented. Please read this supplement carefully and keep it with your prospectus for future reference.

ING GET U.S. Core Portfolio - Series 12

Please be advised that the ING GET U.S. Core Portfolio – Series 12 will not be available as an investment option under the Contract.